Date    3 April 2001
Number  32/01


BHP ANNOUNCES ALL CASH BID FOR DIA MET MINERALS LTD

BHP Limited (BHP) today announced a cash offer of C$21.00 per share for all of the outstanding Class A Subordinate Voting Shares ("Class A Shares") and Class B Multiple Voting Shares ("Class B Shares") of Dia Met Minerals Ltd (Dia Met). The BHP offer is supported by the Dia Met Board of Directors and values Dia Met's equity at C$687 million (approximately A$897 million) on a fully diluted basis.

Dia Met is a publicly traded Canadian mineral exploration and development company with a primary focus on diamonds. The company's principal asset is a 29 per cent joint venture interest in the Ekati TM diamond mine, Canada's first commercial diamond mine. BHP is the operator of the Ekati TM diamond mine and owns a 51 per cent joint venture interest. Mr Charles Fipke and Mr Stewart Blusson own 10 per cent of the joint venture respectively.

Acquisition of the additional 29 per cent interest in the Ekati TM joint venture is strategically important to BHP and its plans for the marketing of Ekati TM diamonds, including continuation of current branding initiatives, and the development of new marketing initiatives on a larger scale than would otherwise be possible. Given the success of Ekati TM diamonds in the marketplace and BHP's own marketing efforts, a consolidation of ownership of this asset is considered an excellent outcome.

The Dia Met Board of Directors has unanimously agreed to recommend the offer to its shareholders and will co-operate to implement the transaction. Dia Met has represented to BHP that it believes all of the Directors and senior officers of Dia Met intend to tender their shares to the offer. In addition, major Dia Met shareholders, Marlene Fipke and David Mackenzie, who together own approximately 20 per cent of the Class A Shares and 39 per cent of the Class B Shares, calculated on a fully diluted basis, have irrevocably agreed to tender their shares to the offer. Dia Met has agreed to not solicit any competing offer and has further agreed to pay a termination fee of C$20 million to BHP in certain circumstances.

The Dia Met Board initiated the auction process on 17 October, 2000 after being advised that Mrs Fipke and Mr Mackenzie were seeking to sell their shares in the company.

President BHP Minerals Ron McNeilly said: "The Ekati TM diamond mine is a world class asset and BHP has previously indicated its intention to expand its presence in the diamond industry. The industry is presently undergoing a period of consolidation and, by increasing our ownership in Ekati TM, BHP has the opportunity to extract maximum value from this asset."

The offer price represents a premium of 23 per cent on the Class A Shares and a premium of 15 per cent on the Class B Shares based on their trading prices immediately prior to the 17 October, 2000 auction announcement by Dia Met.

The offer will be mailed to all registered holders of Class A Shares and Class B Shares shortly and is conditional on BHP acquiring at least 75 per cent of each class on a fully diluted basis. The offer is subject to some regulatory approvals, which are expected to be forthcoming.


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Further information can be found on our Internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS

Mandy Frostick
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

Graham Nicholls
Vice President External Affairs
BHP Diamonds
Ph:  1 604 605 8666 ext 241
Mob: 1 604 818 0997

INVESTOR RELATIONS
Dr Robert Porter
Vice President Investor Relations
Ph:  61 3 9609 3540
Mob: 61 419 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625